Fidelity Bond Resolution:

RESOLVED, that the trustees’ and officers’ errors and omissions insurance for the February 1, 2010 to February 1, 2011 policy year, on the terms and conditions and at the cost summarized in the report provided by the Administrator, is hereby ratified and approved; and it is further

RESOLVED, that the fidelity bond coverage required to be maintained by the Funds for the February 1, 2010 to February 1, 2011 policy year, on the terms and conditions and at the cost summarized in the report provided by the Administrator, is hereby ratified and approved.

The motion was presented, discussed and unanimously approved by the Board of Trustees of The Merger Fund and The Merger Fund VL at a Board meeting held on January 16, 2010.

The premium of $6,000 was paid on February 3, 2010. An additional premium of $1,900 was paid on April 16, 2010.